AMENDED INDIRECT PARTICIPATION INTEREST
AGREEMENT
BETWEEN
INTEROIL CORPORATION
(“InterOil”)
AND
PNG ENERGY INVESTORS, LLC
(“PNGEI”)

TABLE OF CONTENTS

1.	INTERPRETATION	1

2.	INDIRECT PARTICIPATION INTEREST	5

3.	CONVERSION RIGHTS	5

4.	PHASE ONE EXPLORATION PROGRAM	6

5.	DISCOVERIES AND SUBSEQUENT WORK	6

6.	PHASE TWO EXPLORATION PROGRAM AND PNGEI OPTION	6

7.	ASSIGNMENT	9

8.	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS	10

9.	TERM AND TERMINATION	11

10.	FORCE MAJEURE	11

11.	NOTICES	11

12.	AMENDMENT	12

13.	ENTIRE AGREEMENT	12

14.	COSTS	12

15.	GOVERNING LAW	12

16.	RELATIONSHIP OF PARTIES	13

17.	COUNTERPARTS	13

SCHEDULE OF JVOA TERMS

DISTRIBUTIONS SCHEDULE

PARTICIPATION NOTICE

ANNEXURE I:	EXPLORATION MAP #1 EXPLORATION PROGRAM PROSPECTIVE FIELDS & EXPLORATION MAP #2 EXPLORATION PROGRAM PROSPECTIVE FIELDS

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AMENDED INDIRECT PARTICIPATION INTEREST AGREEMENT
THIS AGREEMENT is made as of the 12th day of May 2004
BETWEEN:
InterOil Corporation, of 25025 I-45 North, Suite 420, The Woodlands, Texas, USA (hereinafter referred to as “InterOil”)
AND:
PNG Energy Investors, LLC, of 3111 Southwest 10th St., Pompano Beach, Florida, USA (hereinafter referred to as “PNGEI”)
WHEREAS:
A.	InterOil, through its relevant wholly owned Affiliate, is conducting exclusive exploration drilling programs within the Licence Areas in Papua New Guinea and intends to develop and produce Petroleum in any new PDL issued from and out of that area.

B.	InterOil sought an investor to participate in funding these drilling programs in exchange for a beneficial interest (the “Indirect Participation Interest” or “IPI”) in InterOil’s Participation Interest, and PNGEI agrees to be one such investor under the terms of this Agreement.

C.	PNGEI is converting its Cost of IPI in the first eight wells in the Phase One Exploration Program under clause 3.1 of this Agreement, and is granted an option to participate in up to 4.25% IPI in up to 16 exploration wells, which are the last eight wells of the Phase One Exploration Program (exploration well #9 to exploration well #16), and the eight wells of the Phase Two Exploration Program (exploration well #17 to exploration well #24).
NOW THIS AGREEMENT WITNESSES that the parties hereby covenant and agree as follows:
1.	INTERPRETATION

1.1	Unless a contrary intention appears, in this Agreement (including its Recitals):

“Affiliate” means, in relation to a party, a related body corporate as defined in the Corporations Law;

“barrel” means that quantity of petroleum, which will occupy a volume of 42 U.S. standard gallons measured at 60 degrees Fahrenheit (which volume shall be deemed equivalent to 0.158987 cubic metres when measured at 15.55 degrees Celsius);

“Block” means a block constituted as provided by Section 17 of the Oil and Gas Act;

“Commercial Interest Rate” means the sum of (a) the Prime Rate as reported in the Wall Street Journal on every Tuesday in the Money Rates section; and (b) 500 basis points (or “Prime +5.0%”);

“Confidential Information” means data and information concerning the fact of this Agreement and the Phase One and Phase Two Exploration Programs, which the Parties are concerned to keep confidential;

“Conversion Rights” means PNGEI’s rights under clause 3 to convert its IPI to common shares in InterOil;

“Corporations Law” means the Business Corporations Act (New Brunswick) as amended;

“Current Export Market Price” means the current commercially available price for Petroleum at the time of delivery of the Petroleum to the InterOil Refinery or Marine Jetty. PNGEI or a qualified agent has the right to audit this pricing information, based on the export price, net of all costs after the related transportation of such produced crude to the refinery;

“Discovery” means the discovery of Petroleum not previously known to have existed, recoverable at the surface of any well bore in a significant amount measurable by conventional petroleum industry testing methods and which may reasonably be considered to be an indication of a potentially commercial accumulation of Petroleum. The verb “Discover” means the act of making a Discovery;

“Discovery Field” means a Petroleum Field Discovered as a result of drilling and testing any exploratior well which PNGEI participates in, which may be any one or more of exploration well #9 to exploratior well #16 in the Phase One Exploration Program or exploration well #17 to exploration well #24 in the Phase Two Exploration Program within the Licence Areas or any PDL issued from or granted out of the Participation Area;

“Distributions” is defined in the attached Distributions Schedule; “

“Drilling Program” means the drilling program prepared by InterOil for each well hereunder at least in the level of detail as set out in section 104 of the Regulation;

“Field” means the minimum area required to contain the maximum reasonably interpreted area of a Zone as defined by the most likely petroleum-water fluid contact or contacts on a structural map delineating the single structural closure of each Zone.

For the avoidance of doubt:
(a)	where two or more Zones include a common Petroleum Pool these structures comprise a single Field; and

(b)	where two or more Zones are found adjacent to, above or below each other, with separate interpreted structural, spill points, different pressures or stratigraphic closures and which do not include a common Petroleum Pool, such structures are separate Fields;
“Indirect Participation Interest” or “IPI” means the percentage interest share, referred to as the Indirect Participation Interest Percentage, of the whole (100%) of the undivided interest in the Participation Area, provided that such share shall only ever burden InterOil’s Participation Interest in and Petroleum Share from the Participation Area, whatever that may be from time to time, and InterOil shall not transfer or assign PNGEI’s interest to any other party. Nothing shall prevent or frustrate InterOil from selling down to a 5% working interest in any well, field or prospect;

“Indirect Participation Interest Development Rights” or “IPI Development Rights” means PNGEI’s option, when elected and paid for according to this Agreement, to participate in the whole (100%) of the undivided interest in the Participation Area in accordance with its IPI Percentage interest of up to 4.25%, limited to exploration well # 9 to exploration well #16 drilled as part of the Phase One Exploration Program and exploration well #17 to exploration well #24 drilled as part of the Phase Two Exploration Program (if applicable), and including any Subsequent Work Program (if applicable), in the Participation Area;

“Indirect Participation Interest Percentage” or “IPI Percentage” means an interest of up to 4.25% interest in each of exploration well #9 to exploration well #16 in the Phase One Exploration Program exploration well #17 to exploration well #24 in the Phase Two Exploration Program, where PNGEI’s option in respect of each such well is exercised under this Agreement;

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“InterOil Refinery” means the oil refinery at Napa Napa near Port Moresby in Papua New Guinea;

“JVOA” means the InterOil’s standard Joint Venture Operating Agreement to be entered into by PNGEI and InterOil or its nominated Affiliate, and any other working interest parties, in respect of the Licence at time of PDL application, which JVOA shall include, but not be limited to, terms and conditions such as those attached to this Agreement;

“Licence” means PPL 236, PPL 237 and/or PPL 238 in Papua New Guinea or any PDL that may be issued or granted out of any such PPL, and includes any extension, renewal or variation of such Licence including but not limited to PDL’s;

“Licence Areas” means the area covered by any or all of PPL 236, PPL 237 and PPL 238 in Papua New Guinea, and includes the area covered by any extension, renewal or variation of such Licence;

“Non Consent Penalty” means for any Subsequent Work Program payment that PNGEI would have made in accordance with its IPI (excluding the Cost of IPI, the payment under clause 6.2 or debt financing under clause 7.4), but did not for any reason, PNGEI will not receive any Distributions for its IPI from InterOil until InterOil has received from Distributions associated with PNGEI’s IPI the sum_of:
(a)	800% of the total amount InterOil paid on behalf of PNGEI’s IPI; and

(b)	interest on the total amount InterOil paid on behalf of PNGEI’s IPI accruing daily at the Commercial Interest Rate, and;
thereafter, PNGEI will receive all Distributions in accordance with its IPI;

“Oil and Gas Act” means the Oil and Gas Act 1998 (No. 49 of 1998), PNG, as amended from time to time;

“Operator” means InterOil or its wholly owned affiliate, designated and acting as Operator under the terms of the JVOA;

“Participation Area” means the area within the Licence Areas in which PNGEI is entitled to the Indirect Participation Interest in accordance with this Agreement, including the full extent, regardless of the number of wells, required to exploit fully all commercially recoverable Petroleum in any and all Zones drilled pursuant to any of exploration well #9 to exploration well #16 in the Phase One Exploration Program and exploration well #17 to exploration well #24 Phase Two Exploration Program in which PNGEI participates and that result in a Discovery Field;

“Participation Interest” means, with respect to a party to the JVOA, that party’s undivided interest, expressed as a percentage and determined in accordance with the JVOA, in all rights, interests, benefits, obligations and liabilities derived under and by virtue of the JVOA;

“PDL” means a Petroleum Development Licence granted under the Oil and Gas Act;

“Petroleum” means:
(a)	any naturally occurring hydrocarbons, whether in a gaseous, liquid, or solid state; or

(b)	any naturally occurring mixture of hydrocarbons, whether in a gaseous, liquid, or solid state; or

(c)	any naturally occurring mixture of one or more hydrocarbons, whether in a gaseous, liquid, or solid state and any other substance; or

(d)	any fraction, mixture or product derived from sub-paragraphs (a), (b) or (c) as a result of Production or processing; or

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(e)	any Petroleum as defined in sub-paragraphs (a), (b), (c) or (d) which has been returned to a narura reservoir, but does not include coal or any other substance which can only be recovered by mechanical mining processes;
“Petroleum Pool” means a naturally occurring discrete accumulation of Petroleum;

“Petroleum Share” means the Participation Interest share of Petroleum to which a party is entitled pursuant to the JVOA;

“Phase One Exploration Program” means the exploration program conducted by InterOil for Petroleum within the Licence Areas comprising: (i) all necessary work relating to preparation for drilling exploration wells, which will include geological and other studies; (ii) drill the well bores of up to 16 consecutive exploration wells (exploration wells #1 to #16) to the Total Depth of each such well into separate prospective Zones;

“Phase Two Exploration Program” means the exploration program conducted at InterOil’s election for Petroleum within the Licence Areas comprising: (i) all necessary work relating to preparation for drilling exploration wells, which will include geological and other studies; and (ii) drill the well bores of the next 8 consecutive exploration wells (exploration wells #17 to #24) to the Total Depth of each such well into at least 8 separate, distinct Zones within the Licence Areas that are separate and distinct from the Zones to be drilled during the Phase One Exploration Program.;

“PPL” means a Petroleum Prospecting Licence granted under the Oil and Gas Act; “PPL 236” means Petroleum Prospecting Licence 236 granted under the Oil and Gas Act; “PPL 237” means Petroleum Prospecting Licence 237 granted under the Oil and Gas Act; “PPL 238” means Petroleum Prospecting Licence 238 granted under the Oil and Gas Act; “Regulation” means the Oil and Gas Regulation 2002 (No. 10 of 2002), PNG; “State” means the Independent State of Papua New Guinea; “Subsequent Work Program” is defined in clause 7;

“Total Depth” means the depth reached in each exploration well. InterOil shall use all reasonable commercial efforts to drill to target depth stipulated in the relevant Drilling Program on each well.

“Wilful Misconduct” means, in relation to any provision of this Agreement, such wanton or reckless act or omission not justified by any special circumstances as amounts to a wilful and utter disregard for the harmful and avoidable consequences thereof, but shall not include any error of judgment, mistake, act or omission, whether negligent or not, made by the Operator or any director, employee, agent or contractor of the Operator in the exercise, in good faith of any function, authority or discretion conferred upon the Operator;

“Zone” means a discrete stratigraphic interval within a geological structure containing or thought to contain a Petroleum Pool, or other common accumulation of Petroleum separately producible from any other common accumulation of Petroleum.

For the avoidance of doubt, where two or more porous zones a re found adjacent to each other, with separate interpreted structural, spill points, different pressures or stratigraphic closures such zones are separate Zones.

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1.2	The parties agree that:

reference to the singular includes the plural and vice versa;

reference to a clause means a clause of this Agreement; and

reference to legislation or any document includes any amendments or replacements to the legislation or document.

2.	INDIRECT PARTICIPATION INTEREST

2.1	InterOil hereby grants to PNGEI the Conversion Rights under clause 3 hereof and the option for up to 4.25% Indirect Participation Interest (“IPI”) and IPI Development Rights in each of exploration well #9 to exploration #16 drilled as part the Phase One Exploration Program and exploration well #17 to exploration well #24 drilled as part of the Phase Two Exploration Program.

2.2	In consideration of InterOil granting to PNGEI the IPI, IPI Development Rights and Conversion Rights, PNGEI paid to InterOil the amount of US$7,650,000 (hereinafter referred to as the “Cost of IPI”). InterOil will classify this amount as a deposit until the conversion: of 100% of the Cost of IPI to InterOil common shares under clause 3.

2.3	Such payment was deposited in InterOil’s account by wire transfer as follows: (a) US$540,000 of the Cost of IPI by April 9, 2003; and (b) an additional US$6,610,000 of the Cost of IPI by May 9, 2003 and (c) the remaining balance of US$500,000 paid by March 15, 2004.

2.4	Any IPI will be reduced proportionally to the reduction in InterOiPs Participation Interest as a result of the State’s election under the Petroleum Agreement to participate in a PDL by taking a Participation Interest of up to 22.5% or any other State reversionary interest entitlement.

2.5	PNGEI shall be entitled to receive Distributions (net of State royalties and other State imposts and levies of whatever kind as provided by the Distributions Schedule, providing that InterOil and PNGEI shall cooperate to ensure the correct amounts are paid), in accordance with the Distributions Schedule, either directly from InterOil or from InterOiPs wholly owned affiliate producing and selling Petroleum from the Participation Area.

3.	CONVERSION RIGHTS

3.1	PNGEI hereby undertakes to immediately convert US$5,400,000 of its Cost of IPI into fully paid common shares in InterOil, at Fifteen Canadian dollars (C$15.00) per share, and the remaining US$2,250,000 of its Cost of EPI into fully paid common shares in InterOil, at Seventeen Canadian dollars (C$17.00) per share, using the appropriate foreign exchange rate from the Wall Street Journal Currency Trading section for the business day prior to the conversion date. Issuance of such stock to and its subsequent sale by PNGEI will be governed by the rules and requirements of the stock exchanges having jurisdiction over InterOil.

3.2	The conversion of PNGEI’s IPI into and the issuance of common shares to PNGEI under clause 3.1 eliminates for PNGEI any IPI or IPI Development Rights, or options to the first 8 wells drilled in the Phase One Exploration Program. PNGEI’s conversion of its EPI under this clause 3 does not affect PNGEI’s right to exercise its options to elect and pay for up to 4.25% IPI in each of exploration well #9 to exploration well #16 drilled in the Phase One Exploration Program and up to a 4.25% IPI in each of exploration well #17 to exploration well #24 in the Phase Two Exploration Program, whereby PNGEI can elect on a well by well basis prior to such wells being drilled, and shall pay for such interest in accordance to this Agreement.

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4.	PHASE ONE EXPLORATION PROGRAM

4.1	InterOil hereby intends to conduct the Phase One Exploration Program in accordance with this clause 4. InterOil will be the Operator of the Program and is not legally obligated to drilling all 16 wells, regardless of any option that is granted to PNGEI.

4.2	The Phase One Exploration Program will be conducted within specific areas covering the prospective Fields within the Licence Areas (where the specific areas of up to 16 consecutive wells located in PPL 236, PPL 237 and PPL238, which may be one or more Blocks or portions of Blocks (the “Phase One Area”). Upon the Discovery of any commercial Field(s) by wells drilled in the Phase One Exploration Program, InterOil will request the declaration of a location under the Oil and Gas Act, which will include sufficient Blocks or portions of Blocks to cover fully the Field(s) to the extent that such Blocks are in the Licence Areas (“Phase One Participation Area”).

4.3	InterOil will perform all necessary work in preparation and drilling of the exploration wells referred to in clause 6.1, including undertaking geological and other studies, on a reasonable commercial efforts basis.

4.4	InterOil will carry out and perform the Phase One Exploration Program in accordance with this Agreement (see definition in section I, “Phase One Exploration Program”).

4.5	Each well drilled within this Program ends upon that well reaching its Total Depth. If InterOil decides to continue operations on a well, it will design a work program which may include (a) logging or other evaluation or analysis, setting casing and or running tubing, perforating, and testing the well, (“Completion”) and/or (b) appraisal drilling, extended well testing and full field development and production (“Subsequent Work Program”).

4.6	Work on the Phase One Exploration Program commenced between 23rd March 2003 and 15th April 2003 and, if reasonably possible, all drilling is to be completed by 31st December 2005. InterOil will provide monthly drilling reports to PNGEI in respect of all wells in which PNGEI elects to exercise its option to participate, and all such well information will be available at InterOil’s office in Cairns, Queensland upon reasonable request for review by or on behalf of PNGEI. InterOil agrees to use reasonable efforts to make as much relevant well information as possible available in electronic media accessible by PNGEI.

4.7	InterOil will be responsible for all costs of the Phase One Exploration Program as it is defined in this Agreement.

5.	PHASE TWO EXPLORATION PROGRAM

5.1	InterOil hereby intends, subject to clause 5.2, to conduct, at its own cost, the drilling of up to eight wells for the Phase Two Exploration Program in accordance with this section 5. InterOil will be the Operator of the Program and is not legally obligated to drilling all 8 wells, regardless of any option that is granted to PNGEI.

5.2	InterOil agrees not to make a decision to proceed with the Phase Two Exploration Program until the earlier of:
(a)	30 days after completion of the Phase One Exploration Program; and

(b)	30 days after the first cash flow from a commercial Discovery of Petroleum from the Phase One Exploration Program provided Well No 12 in the Phase One Exploration Program has commenced drilling and that this is a special exception to and shall not derogate from the consecutive nature of the Phase One Exploration Program.

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5.3	Upon the Discovery of a commercial Field(s) by wells drilled in the Phase Two Exploration Program InterOil will request the declaration of a location under the Oil and Gas Act, which will include sufficient Blocks or portions of Blocks to cover fully the Field(s), to the extent such Blocks are in the Licence Areas (“Phase Two Participation Area”).

5.4	InterOil will perform all necessary work in preparation and drilling of the exploration wells referred to in clause 5.1, including undertaking geological and other studies, on a reasonable commercial efforts basis.

5.5	InterOil will carry out and perform the Phase Two Exploration Program in accordance with this Agreement (see definition in section 1, “Phase Two Exploration Program”).

5.6	Each well drilled within this Program ends upon that well reaching its Total Depth. If InterOil decides to continue operations on a well, it will design a work program which may include (a) logging or other evaluation or analysis, setting casing and or running tubing, perforating, and testing the well, (“Completion”) and/or (b) appraisal drilling, extended well testing and full field development and production (“Subsequent Work Program”).

5.7	InterOil will provide monthly drilling reports to PNGEI in respect of all wells in which PNGEI elects to exercise its option to participate, and all such well information will be available at InterOil’s office in Cairns, Queensland upon reasonable request for review by or on behalf of PNGEI. InterOil agrees to use reasonable efforts to make as much relevant well information as possible available in electronic media accessible by PNGEI.

5.8	InterOil will be responsible for all costs of the Phase Two Exploration Program as it is defined in this Agreement.

6.	PNGEI OPTIONS

6.1	Upon InterOil’s decision to proceed with any exploration well after the eighth exploration well in the Phase One Exploration Program and any exploration well in the Phase Two Exploration Program, InterOil will give written notice in the form of Annexure I hereto (“Offer of Participation Notice”) of its decision (including a Drilling Program and relevant geological and other information for making an election for that proposed well) to PNGEI and, within 15 days of receiving such notice and relevant information, PNGEI may give notice to InterOil in the form of Annexure I hereto (“Acceptance of Offer to Participate Notice”) that it wishes to purchase an IPI of up to 4.25% in the Participation Area defined by said exploration well, and PNGEI must pay the full amount of such payment on a date no later than 21 days after giving the notice under clause 6.2, or otherwise lose the right to purchase an IPI in the Participation Area defined by said exploration well.

6.2	If PNGEI gives an Acceptance of Offer to Participate Notice that it wishes to participate in respect of an exploration well, then PNGEI must to InterOil either a) for a well less than US$112,500 for each 1% IPI (as it is defined in this Agreement), or (b) where the well is planned to drill beyond 2,000 meters, the PNGEI portion of costs shall be US$112,500 per percentage point, plus the actual cost over US$1 million charged prorata per percentage point (see example below) to be paid upon determination of the actual cost.
For example, the cost to PNGEI of a one percent IPI in the Participation Area to be defined by a US$3,000,000 dollar exploration well to 3,000 meters shall be US$112,500 plus one percent of US$2,000,000, or US$112,500 plus US$20,000 for a total of US$132,500 per percent of participation.
The payment obligation under this clause 6.2 will not be subject to or eligible for a Non-Consent Penalty provision, and must be paid in full.

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(i)	give written notice to InterOil that PNGEI intends to pay its IPI share of the costs of the aforementioned Completion and make such payment within 30 days of notice given under clause 7.1 (b); or

(ii)	give written notice to InterOil that PNGEI intends not to pay its IPI share of the costs of the aforementioned Completion, and forfeit the rights to that well and any commercial discovery from such well.
(c)	In the event that PNGEI does not pay within the period referred to in clause 7.1 (b)(i), for any reason, for all or a part of its IPI share of the costs of any Completion work notified under clause 7.1 (a) and (b), PNGEI will forfeit its right in such well for electing to participate and failing to pay.
7.2	In respect of PNGEI’s IPI Development Rights, Non Consent cannot apply to testing and Completion of a Discovery. Non-Consent only applies to the full development of a field after initial exploration drilling, testing and Completion of a Discovery in clause 7.3.
7.3	Before PNGEI can be billed for any commitment or incurring any expenditure for a. Subsequent Work Program that is not included in the Phase One or Phase Two Exploration Program or Completion, the following will occur:
(a)	InterOil must submit an AFE (as defined in the JVOA) for that Subsequent Work Program to PNGEI for its consideration. PNGEI must within 15 days after receipt of that AFE, and in accordance with the terms of the JVOA, either:
(i)	give written notice to InterOil that PNGEI intends to pay its IPI share of the costs of the aforementioned Subsequent Work Program and make such payment within 30 days of notice given under this clause 7.3(a)(i); or

(ii)	give written notice to InterOil that PNGEI intends not to pay its IPI share of the costs of the aforementioned Subsequent Work Program and incur a Non-Consent Penalty.
(b)	In the event that PNGEI does not pay within the period referred to in clause 7.3(a), for any reason except clause 7.4, for all or a part of its IPI share of the costs of any Subsequent Work Program notified under clause 7.3(a), PNGEI will incur a Non-Consent Penalty for the amount InterOil paid on behalf of PNGEI’s IPI share of the costs of that Subsequent Work Program.
7.4	In the event that InterOil or one of its Affiliates raises debt financing (including principle, interest and fees) on behalf of InterOil and PNGEI’s IPI share, for all or a portion of any expenditure related to the Participation Area, including a Subsequent Work Program, using as security the rights to the Participation Area, then the Non-Consent Penalty shall not apply to PNGEI’s IPI share of the costs financed under any circumstances.
8.	ASSIGNMENT
8.1	A party to this Agreement may a assign or transfer or purport to assign or transfer any of its interests, rights and obligations in and under this Agreement to a person or entity without the prior written consent of the other party to this Agreement, provided that PNGEI may only do so after paying to InterOil all of the agreed amounts described herein, subject to PNGEI’s Non-Consent rights in regard any expenditures in addition to the Cost of IPI.
8.2	An assignment or transfer pursuant to the provisions of this section 8 shall not be effective until the assignee or transferee is bound by the provisions of this Agreement.

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8.3	Nothing contained in this section 8 shall be deemed or construed so as to:
(a)	prevent InterOil from freely mortgaging or encumbering its Petroleum Share of production and transferring or assigning to such mortgagee or lender the rights to the proceeds of sale of any Petroleum sold hereunder on behalf of InterOil as security for such debt. The provisions of this section 8 shall not apply to the granting of any such security interest; or

(b)	prevent PNGEI from freely mortgaging or encumbering its DPI and assigning to such mortgagee or lender the rights to the proceeds from PNGEI’s IPI as defined in this Agreement as security for such debt.
8.4	If InterOil assigns or transfers any of its interests or rights under this Agreement or its Participation Interest, whereby InterOil holds less than 50% Participating Interest, PNGEI may within 15 days notice by InterOil, elect to participate on the same terms, in such transaction by assigning, for the same pro-rata value to its account, the same proportion of its beneficial interest in the IPI to the same assignee or transferee. InterOil has unencumbered rights to conclude any transaction to sell its interest without frustration.
9.	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS
9.1	Confidential Information acquired or received by any party under this Agreement shall be held confidential during the continuance of this Agreement and until the cessation of commercial production of Petroleum from the Discovery Field plus a period of 2 years thereafter and shall not be divulged in any way to any third party, without the prior written approval of all the Producers which shall not be unreasonably withheld provided that any party to this Agreement may, without such approval, disclose Confidential Information: -
(a)	to any Affiliate or bonafide intended assignee of such party upon obtaining a similar undertaking of confidentiality from such Affiliate or assignee in favour of all Producers;

(b)	to any outside consultants, upon obtaining a similar undertaking of confidentiality from such consultants in favour of all Producers;

(c)	to any bank or financial institution from whom such party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality from such bank or institution;

(d)	to the extent required by the Act, the Licence, any other applicable laws or regulations or the Securities and Exchange Commission of Australia or any other Security Commission having jurisdiction over a party to this Agreement or the regulations of any recognised stock exchange on which are listed for quotation shares in the capital of such party or any Affiliate of such party;

(e)	in a prospectus registered by the Australian Securities Commission, or any delegate thereof, where such disclosure is required by law;

(f)	to the extent that the same has become generally available to the public; or

(g)	to the extent acquired independently from a third party whom the disclosing party believed on reasonable grounds was under no obligation of confidentiality relating thereto.

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10.	TERM AND TERMINATION

The term of this Agreement shall be for the period commencing on the date as of which this Agreement is made (notwithstanding later execution hereof) and shall continue to be effective until: (a) 4 years from the date of this Agreement; (b) immediately upon the completion of the Phase One Exploration Program and the Phase Two Exploration Program, or (c) until the final Distributions after cessation of commercial production of Petroleum from the last Discovery Field, whichever is later.

11.	FORCE MAJEURE

11.1	If any party to this Agreement is prevented or delayed, wholly or in part, by Force Majeure (as defined in clause 11.2) to carry out its obligations under this Agreement, other than the obligation to make payment of monies due, upon such party giving notice and reasonably full particulars of such Force Majeure to the other party within a reasonable time after the occurrence of the cause relied upon, the obligations of the party giving notice, so far as they are affected by such Force Majeure, shall be suspended during but no longer than the continuance of the inability so caused and such further period thereafter as shall be reasonable in the circumstances provided always that the cause of the Force Majeure as far as possible shall be remedied with all reasonable dispatch by the party whose performance hereunder is adversely affected.

11.2	“Force Majeure” shall mean, strike, lockout, ban and limitation of work, or other industrial disturbance; act of the public enemy, war, whether declared or undeclared, blockade, riot, insurrection; malicious damage; earthquake, landslide, lightning, fire, storm, flood, tidal wave, epidemic or other act of god; explosion; the order of any court or governmental authority; shortage or unavailability of equipment, materials or labour, or restriction thereon, or limitations upon the use thereof, delay in transportation or communication, breakage of or accidental damage to machinery or lines of pipe, freezing of well or delivery facilities, cratering, washout, well blowout, necessity for making repairs to or reconditioning wells, restraint on access to the Licence Areas in the vicinity of the Discovery Field, termination or suspension of any licence concerning the Discovery Field and any other cause, whether of the kind herein enumerated or otherwise, not reasonably within the control of the party to this Agreement concerned.

11.3	Notwithstanding anything hereinbefore contained, the settlement of a strike, lockout, ban and limitation of work or other industrial disturbance shall be entirely within the discretion of the party to this Agreement concerned.

12.	NOTICES

12.1	Any notice (including invoices) given under this Agreement shall be given to a party in writing at its nominated address, and sent whenever practicable and possible by post, facsimile transmission, personal delivery or email. Such notices shall be effective upon receipt which shall be deemed to have occurred on the working day following dispatch, except in the case of emails, receipt of which shall occur when confirmation of receipt has been received from the recipient. Such confirmation may be a reply to or acknowledgement of the notice sent by the recipient himself, or a return message automatically generated by the recipient’s system.

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12.2	The nominated addresses of the parties to this Agreement at the date hereof are as follows:

Party	Address
InterOil Corporation (or its nominated Affiliate)
INTEROIL	25025 I-45 North
Suite 420
The Woodlands TX 77380
USA

PNGEI	PNG Energy Investors, LLC
c/o Global Asset Management,
LLC 2905 Wilson Ave., Suite 100
P.O. Box 158
Grandville, ML USA 49468-0158
Non P.O. Box Deliveries: 49418
Telephone: 616-534-8100
Fax: 616-534-4806
12.3	Any party to this Agreement may at any time by notice to the other party notify any change of address, facsimile number or email address and, upon receipt of the notice, such address shall become the address of that party for the purposes of this Agreement.

13.	AMENDMENT

13.1	This Agreement may be amended only by written agreement of all of the parties to this Agreement.

13.2	No waiver of any breach of this Agreement or of any provisions hereof shall be effective unless such waiver is in writing and signed by the party to this Agreement from whom such waiver is requested. No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach.

14.	ENTIRE AGREEMENT

This Agreement contains the entire agreement among the parties and supersedes and replaces all earlier agreements, documents, correspondence and conduct by the parties with respect to the subject matter, including, but not limited to, the Indirect Participation Interest Agreements dated April 3, 2003 and April 16, 2003, respectively.

15.	COSTS

Each Parry’s costs of negotiating and entering into the Agreement, and any costs associated with obtaining authorisation or approval of this Agreement from any government or regulatory body shall be borne by the Party accruing such costs.

16.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada.

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17.	RELATIONSHIP OF PARTIES

Neither this Agreement nor any rights or obligations of any party under this Agreement shall constitute any of the parties as partners.

18.	COUNTERPARTS

This Agreement may be executed in multiple counterparts, each such Agreement so executed shall have the effect of an original, but all such counterparts shall together constitute but one and the same instrument and this Agreement shall be binding on the Parties.
IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement effective as of the day and year first hereinbefore mentioned.

Signed for and on behalf of INTEROIL CORPORATION	Signed for and on behalf of PNG ENERGY INVESTORS, LLC

By: Phil E. Mulacek	By: Global Asset Management LLC

-s- Phil E. Mulacek	Manager

Name/Title	Title

By: Patrick Ian Phair

-s- Patrick Ian Phair/Managing Member

Signature/Title

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SCHEDULE OF JVOA TERMS

Party Participation:	All rights, benefits and interests derived from each Licence and all Petroleum produced from the Licence are owned by the Parties in accordance with their respective Participation Interests.

State Participation:	State (through a nominee) can elect to participate as a joint owner of up to 22.5% Participation Interest in the development of any discovery, by pro-rata contribution by the parties.

Management Committee:	Joint Operations to be authorised, supervised and directed by a Management Committee. Each Party may designate a representative, who has a vote equal to his Party’s Participation Interest.

Voting:	Affirmative vote by Parties holding an aggregate at least 65% Participation Interest.

Default for approval of minimum work obligations: proposal with largest aggregate Participation Interest.

Unanimous voting: for work in excess of minimum work obligations, relinquishment of the Licence Areas, etc.

Operator:	InterOil to be Operator for all Joint Operations. Operator has exclusive charge of and conducts Joint Operations under overall supervision and direction of Management Committee. Operator can resign, be removed automatically or be removed by the vote of all non-operators for material breach, gross negligence etc.

Liabilities:	All damage, loss or liability incurred in Joint Operations to be borne by the Parties in proportion to their respective Participation Interests. Operator (except as a Party) is not liable except for damage or less resulting from Operator’s gross negligence or wilful misconduct.

AFE Procedure:	Before entering into any commitment or incurring any expenditure, Operator must submit an AFE to the Parties for Management Committee approval.

Accounting Procedure:	All costs, expenses, credits etc will be ascertained, computed, accounted for in accordance with the Accounting Procedure. Operator is entitled to cash call for monthly project expenditures in advance, in respect of direct and indirect charges to the Joint Account; the latter as a percentage (0.5% — 3%) of annual Joint Account Costs.

Default Provisions:	On non-payment of Participation Interest share of Joint Account Costs. Transfer of Participation Interest to other Parties if Default not remedied within 90 days.

Joint Participation	If all Parties agree to participate, operations will be carried out as a Joint Operation. Approval of Appraisal Programs and budgets and development plans to be by unanimous determination of the Management Committee. Parties not participating in a Development Program forfeit all rights to the Sub-Area and the Development Licence Areas the subject of the Development Plan and transfer all rights and interests etc in that Area to participating Parties.

Sole Risk Operation:	If less than all Parties agree to participate in a Well Proposal, Proposal will be carried out as a Sole Risk Operation: Specifically for Exploration Wells; Testing, Extended Well Testing, Completion, Deepening, Sidetracking, Appraisal or Development Programs.

Non Consent:	Right of election not to participate in a Joint Operation which a Party has voted against whereby the Non Consent Penalty is 800% of the amount that the non-consenting party would have paid had it elected to participate.

Transfer of Interest:	Each party has the right from time to time to transfer all or part of its Participation Interest with the consent of the other parties, except with respect to transfers to Affiliates.

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DISTRIBUTIONS SCHEDULE
The Indirect Participation Interest (“IPI”) shall entitle PNGEI to Distributions in accordance with its IPI Percentage at the time of any Distribution. InterOil or its nominated Affiliate shall make quarterly Distribution payments to PNGEI as soon as is reasonably practical. PNGEI will have the right to have the information audited by itself or a qualified agent. Distributions to PNGEI in accordance with its IPI shall be calculated as follows:
+ Any and all proceeds associated with the Participation Area, including (if applicable) any and all funds borrowed using as security the rights to the Participation Area, but not used for expenditures related to the Participation Area
-	Operator’s Direct Charges, calculated in accordance with the Accounting Procedures in the JVOA, and including InterOils actual direct costs to produce, stabilize, separate, transport and sell Petroleum, including repayment of any and all borrowings (principal interest, and fees etc.) secured by the rights to the Participation Area

-	Operator’s Indirect Charges, calculated in accordance with the Accounting Procedures in the JVOA, including transportation costs, and third party costs, insurances, etc

-	US$0.45 per barrel infrastructure fee for Petroleum produced and transported to InterOil’s Refinery or Marine Terminal

-	State royalties and other State imposts and levies of whatever kind including income tax, value added or goods and services taxes or dividend withholding taxes (providing that InterOil and PNGEI shall cooperate to ensure the correct amounts are paid for each parties respective interest)

=	Sub-total

x	PNGEI’sIPI%

=	PNGEI’s Sub-total

-	Non-Consent Penalty outstanding, (if any)

-	PNGEI’s IPI% share of Abandonment Security funding (if any)

=	Distribution to PNGEI

ANNEXURE I
PARTICIPATION NOTICE AND SIGNATURE PAGE FOR
INDIRECT PARTICIPATION INTEREST AGREEMENT FOR [NAME OF ELECTION
WELL], EXPLORATION WELL #[ ]
Offer of Participation Notice
As of the      day of     20     (the “Offer of Participation Notice Date”), InterOil Corp.
(“InterOil”), in accordance with the Amended Indirect Participation Interest Agreement dated May 12, 2004 (the “Amended IPI Agreement”), hereby gives notice to PNG Energy Investors, LLC (“PNGEI”) that InterOil will perform drilling operations on a reasonable commercial efforts basis in accordance with the enclosed Drilling Program for [Name of Election Well], exploration well # [ ] (the “Election Well”).
PNGEI may purchase an Indirect Participation Interest {“IPI”) of up to 4.25% in the Participation Area to be defined by the Election Well by returning to InterOil the Confirmation of Participation Notice below in accordance with the Amended IPI Agreement.
Subject to PNGEI providing InterOil the Acceptance of Offer to Participate Notice in accordance with the Amended IPI Agreement, InterOil agrees to incorporate this Offer of Participation Notice and the enclosed Drilling Program into the Indirect Participation Interest Agreement for [Name of Election Well] (the “Election Well IPI Agreement”). This Participation Notice shall be the legally binding signature page for the Election Well IPI Agreement, which shall have an effective date as of the date of the Acceptance of Offer to Participate Notice.
Signed for and on behalf of INTEROIL CORPORATION
By:

Name/Title
Acceptance of Offer to Participate Notice
As of the      day of      20      (the “Acceptance of Offer to Participate Notice Date”),
PNGEI, in accordance with the Amended IP I Agreement, hereby gives notice to InterOil that PNGEI will purchase an IPI of and will properly make payment for [%] percent (the “IPI Percentage”), which shall not exceed 4.25%, in the Participation Area to be defined by the Election Well described in the Drilling Program for the Election Well.
PNGEI agrees to incorporate this Acceptance of Offer to Participate Notice and the Drilling Program (which was previously forwarded to PNGEI by InterOil) into the Election Well IPI Agreement. This Participation Notice shall be the legally binding signature page for the

Election Well IPI Agreement, which shall have an effective date as of the date of this Acceptance of Offer to Participate Notice Date.
Signed for and on behalf of PNG ENERGY INVESTORS, LLC
By: Global Asset Management, LLC

Title
By: Patrick Ian Phair

Signature/ Title

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ANNEXURE II: EXPLORATION MAP #1 EXPLORATION PROGRAM
PROSPECTIVE FIELDS

ANNEXURE II: EXPLORATION MAP #2 EXPLORATION PROGRAM
PROSPECTIVE FIELDS

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